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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Talton R. Embry
    c/o Magten Asset Management Corp.
    35 E. 21st St.
    New York, New York

2.  Date of Event Requiring Statement (Month/Day/Year)

    December 15, 1997

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    JPS Textile Group, Inc.
    JPST

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (1)
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock         1,905,435 (2)       (I)          Chairman of Investment
                                                      Manager or General
                                                      Partner




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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date


Explanation of Responses:

(1) The Reporting Person is Chairman and Chief Investment Officer of Magten Asset Management Corp. ("Magten"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 that has voting power and investment power with respect to securities in its clients' accounts. An employee of Magten is a member of the board of directors of the issuer. The Reporting Person disclaims any obligation to file this report, and this report shall not be deemed an admission that the Reporting Person is subject to Section 16 with respect either to the issuer or such securities.

(2) The amount of securities shown in column 2 of Table 1 of this Form 3 is owned beneficially by discretionary accounts managed by Magten. The Reporting Person disclaims any beneficial ownership of any such securities reported herein for purposes of Section 16 or for any other purpose. Nonetheless, the entire amount of securities held by the accounts is reported herein.

SIGNATURE OF REPORTING PERSON


    /s/ Talton R. Embry
    ___________________________
       Talton R. Embry

DATE
February 26, 1998






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